For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Marybeth Csaby KCSA Strategic Communications (212) 896-1214 / 1236 jcorbin@kcsa.com / mcsaby@kcsa.com
Tikcro Technologies Reports 2009 Fourth Quarter Results
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Tel Aviv, Israel, April 16, 2010 — Tikcro Technologies Ltd. (OTC BB: TIKRF.OB) today reported results for the fourth quarter and year ended December 31, 2009.

Net loss for the fourth quarter was $1.8 million or $(0.22) per diluted share. Results for the fourth quarter included financial expense of $1.7 million primarily from to the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Excluding this non cash financial expense, net loss for the fourth quarter was $95,000 or (0.01) per diluted share. Net income for the year ended December 31, 2009 was $2.9 million or $0.34 per diluted share. Results for the year ended December 31, 2009 included financial income of $3.2 million primarily from to the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc. Excluding this non cash financial income, net loss for the full year was $303,000 or (0.04) per diluted share.

Tikcro holds 30% of Biocancell, taking into account the conversion of a convertible note and exercise of warrants, and 22% on a fully diluted basis. Shares of Biocancell are traded on the Tel Aviv Stock Exchange (TASE). The valuation of the holding in Biocancell is influenced, among other factors, by the share price of Biocancell on TASE.

As of December 31, 2009, the Company had net cash and marketable securities totaling $7.4 million.

During the March 2010, BioCancell concluded an offering to Israeli investors in the amount of approximately $3.3 million. This amount will support the progress in three on-going clinical trials: Phase I/IIa trial for the treatment of pancreatic cancer , phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer and a phase I/IIa clinical trial for the treatment of ovarian cancer. The leading drug, BC-819, used in these clinical trials is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin (DTA) under the regulation of the promoter sequence for H19 gene. The net result of the mechanism of the drug is a selective tumor cell destruction.

About Tikcro Technologies:
Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. BioCancell is conducting the following clinical trials in Israel and in the U.S. using its leading drug, BC-819:
- Phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer
- Phase I/IIa clinical trial for the treatment of ovarian cancer
- Phase I/IIa clinical trial for the treatment of pancreatic cancer
For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Balance Sheet (US dollars in thousands)

	September 30, 2009	December 31, 2008
Assets
Current assets
Cash and short-term marketable securities	$7,432	$7,803
Other receivables	49	20
Total current assets	7,481	7,823

Investment in Biocancell – stock, convertible note and warrant	6,164	2,910

Total assets	$13,645	$10,733

Liabilities and Shareholders' Equity
Current liabilities
Other current liabilities	$276	$309

Shareholders' equity	13,369	10,424

Total liabilities and shareholders' equity	$13,645	$10,733

Tikcro Technologies Ltd. Statements of Operations (US dollars in thousands, except per share data)

	Three Months Ended December 31		Year Ended December 31
	2009	2008	2009	2008
General and administrative expenses	$107	$18	$387		$658

Total operating expenses	107	18	387		658

Operating loss	(107)	(18)	(387)		(658)

Financial income (expenses), net	(1,705)	(467)	3,282		652

Net income (loss)	$(1,812)	$(485)	$2,895		$(6)

Basic net earnings (loss) per share	$(0.22)	$(0.06)	$0.35	$	$ (0.00)

Diluted net earnings (loss) per share	$(0.22)	$(0.06)	$0.34		$(0.00)

Basic weighted average shares	8,414	8,250	8,347		8,167

Diluted weighted average shares	8,414	8,250	8,392		8,167